EXHIBIT 99.8

Sphere 3D Consolidates Global Removable Disk Market through Acquisition of
RDX® Product Lines from Imation

Transaction unifies the Global market for RDX Removable Storage Backup Appliance
Offering

  Transaction will be accretive in this quarter for both revenue and gross margin;
  Market will benefit from centralized introduction of new features and capacity upgrades;
  Expands RDX market share in North America and Japan, to augment the existing strength in Europe;
  Provides greater control over the backup appliance components that form a key part of Sphere 3D’s strategy to deliver comprehensive virtualization, storage and data management for on premise, cloud and hybrid infrastructures;

SAN JOSE, CA – August 13, 2015 – Sphere 3D Corp. (NASDAQ: ANY), a virtualization and data management solutions provider, today announced that its wholly owned subsidiary, Overland Storage, Inc., acquired the RDX removable disk product lines and existing inventory assets from Imation Corp., (NYSE:IMN) (“Imation”) pursuant to an Asset Purchase Agreement, dated as of August 10, 2015, by and among Sphere 3D, Overland Storage and Imation.

The Imation RDX product lines generated approximately $14.5 million of revenue for Imation in the trailing twelve months as of June 30, 2015

“The completion of our acquisition of the RDX product lines from Imation will accelerate our efforts to aggressively pursue the purpose-built backup appliance market which is a valuable differentiator in our reference architecture for our hyper converged infrastructure deployments.” said Eric Kelly, CEO of Sphere3D. “With this transaction now complete, Sphere 3D can expand the current strong presence of our Tandberg Data business in Europe, while increasing sales in key geographies such as North America and Japan, as well as simultaneously strengthening our Global Channel Partner Network for backup appliance offerings.”

According to the International Data Corporation (IDC) Worldwide Quarterly Purpose-Built Backup Appliance Tracker, the worldwide PBBA market got off to a strong start in 2015 with solid year-over-year revenue growth. Factory revenues grew 6.9% year-over-year totaling $719.3 million and capacity shipped reached 647 petabytes, an increase of 32.3% year-over-year in the first quarter of 2015.

“Sphere 3D’s award winning and patented RDX removable disk technology, marketed and sold under our Tandberg Data brand, is the industry standard in enterprise-grade removable disk storage for backup, data protection and archiving, and is characterized by its very rugged design that allows the disks to be handled and transported while safely retaining data” said Nilesh Patel, VP of Product Management and Marketing at Sphere 3D. “RDX-powered purpose-built backup appliances, like our new RDX QuikStation™, are the ideal solution for Small-to-Medium sized businesses in highly regulated industries such as healthcare and financial services, where data must be secured, protected, archived and recoverable per government regulations. This acquisition also now makes available to our global partners our groundbreaking RDX+ software technology which is designed to increase storage capacities by 50% and more, providing all QuickStation and QuickStor™ appliance customers with future expansion to larger than 2TB capacity media”.

As part of the agreement and to ensure a seamless transition for customers, Imation has agreed to provide certain customer support services through October 31, 2015.

Transaction Highlights

  100% stock transaction valued at approximately $4.9 million plus the net value of existing inventory of approximately $1.4 million, based on the closing price of Sphere 3D common shares as of August 6, 2015.
  Acquisition of all RDX assets owned by Imation

Description of Transaction Documents

The Asset Purchase Agreement among Sphere 3D, Overland Storage and Imation provided for the purchase by Overland Storage of the assets of Imation’s removable disk product lines and existing inventory for 1,529,126 common shares of Sphere 3D and a warrant to purchase up to a maximum of 250,000 shares exercisable at a nominal exercise price solely in connection with certain purchase price adjustments. The warrant expires within six months of registration of the shares, or earlier in certain circumstances. The agreement also included settlement of all other disputes between the parties.

In addition, Sphere 3D and Imation entered into a Lock-Up Agreement, dated as of August 10, 2015, which imposes limitations on the transfer and sale of the common shares issued to Imation at closing and requires that Imation vote its shares in accordance with any recommendation of Sphere 3D’s board of directors for a designated period of time. If the value of Imation’s common shares exceeds or falls below certain thresholds, then certain inventory-based [adjustments or true-ups] may be triggered. Sphere 3D and Imation also entered into a Registration Rights Agreement, dated August 10, 2015, pursuant to which Sphere 3D has agreed to register the resale of the common shares issued to Imation and any shares issuable upon the exercise of the warrant.

Investor Conference Call

Sphere 3D will host an investor conference call today, Thursday, August 13, at 5:00 pm ET (2:00 pm PT). To access the call dial 888-206-4893 (+1 913-981-5510 outside the United States and Canada) and when prompted provide the pass code "3735986" to the operator. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available over the Internet at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (888) 203-1112 (+1 (719) 457-0820 outside the United States and Canada) and entering access code, 3735986#, beginning 8:00 p.m. ET on August 13, 2015 through 11:59 p.m. ET on August 20, 2015.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers virtualization technology and data management solutions that enable workload-optimized solutions. We achieve this through a combination of virtual applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct — we allow organizations to deploy a combination of public, private or hybrid cloud strategies, while backing them up with state of the art storage solutions at an affordable price. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3, RDX®, and NEO®. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements relating to strategic goals, plans and other matters that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our ability to retain customers of and market share for the purchased assets, our ability to integrate the purchased assets with our existing RDX business, continued market adoption of RDX technologies, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; any increase in Sphere 3D’s cash needs or our inability to obtain additional debt or equity financing; market adoption and performance of our products; possible actions by customers, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov), and risks detailed in the Form 40-F filed by us with the SEC for the year ended December 31, 2014. Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

All product and company names herein may be trademarks of their registered owners.

Investor Contact:

MKR Group, Inc.

Todd Kehrli or Jim Byers
any@mkr-group.com
323-468-2300

Media Contact:

Sphere 3D:

Tina Brown
Tina.brown@sphere3D.com
1-408.283.4731